Legend Biotech Reports First Quarter 2026 Results and Recent Highlights

•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) net trade sales increased 62% versus first quarter of 2025 to approximately $597 million
•CARVYKTI® now available across 18 global markets, following recent launches in Italy, Poland, the Czech Republic and Australia
•Advanced early-stage cell therapy portfolio, with multiple data presentations expected at medical conferences in 2026
•Cash and cash equivalents, and time deposits of $834.6 million, as of March 31, 2026.

SOMERSET, N.J.—May 12, 2026— Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today reported its first quarter 2026 unaudited financial results and key corporate highlights.

“We believe CARVYKTI’s continued adoption and strong year‑over‑year growth reinforce our leadership in BCMA CAR‑T and the strength of our underlying operating model,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “As scale continues to build, we are seeing operating leverage translate into improving margins, supporting our path toward sustainable profitability. This continued progress is enabling us to advance our broad pipeline of cell therapy programs and extend the impact of our platform to address unmet needs for patients across multiple indications.”

Key Business Developments
•Compared to the first quarter of 2025, CARVYKTI® net trade sales increased 62% in the first quarter of 2026 to approximately $597 million, with U.S. net trade sales growth of 36% and ex-U.S. net trade sales growth of 222%.
•Launched CARVYKTI® in Italy, Poland, the Czech Republic, and Australia, bringing availability to more than 300 global sites and 18 global markets.
•Continued to optimize CARVYKTI® manufacturing capabilities, including increasing manufacturing success rate to 99%, decreasing turnaround time, and delivering over 95% on-time order releases for final product delivery date during the first quarter of 2026.
•Advanced early-stage cell therapy portfolio, with multiple data presentations expected at medical conferences in 2026.
•In April 2026, achieved milestones totaling $55 million in connection with the Janssen Agreement (as defined below).
•Cash and cash equivalents, and time deposits of $834.6 million as of March 31, 2026, which Legend Biotech believes will provide financial runway beyond 2026, when Legend Biotech believes it will achieve a company-wide profit1.

First Quarter 2026 Financial Results

•Cash Position: Cash and cash equivalents, and time deposits were $834.6 million as of March 31, 2026.

•Collaboration Revenue: Collaboration revenue was $298.4 million for the three months ended March 31, 2026, compared to $185.6 million for the three months ended March 31, 2025. The increase of $112.8 million was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen collaboration and license agreement (the “Janssen Agreement”).

•License and Other Revenue: License revenue was $6.7 million for the three months ended March 31, 2026, compared to $9.4 million for the three months ended March 31, 2025. The decrease of $2.7 million was primarily attributed to revenue recognized under the license agreement with Novartis Pharma AG, which was recognized over time as Legend Biotech conducts a Phase 1 clinical trial for LB2102.

•Cost of Collaboration Revenue: Cost of collaboration revenue was $175.4 million for the three months ended March 31, 2026, compared to $69.5 million for the three months ended March 31, 2025. The increase of $105.9 million was primarily due to Legend Biotech’s share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement, as well as one-time additional costs incurred for capacity expansion and depreciation charges.
1 Company-wide profit defined as Adjusted Net Income

•Research and Development Expenses: Research and development expenses were $85.7 million for the three months ended March 31, 2026, compared to $101.9 million for the three months ended March 31, 2025. The decrease of $16.2 million was primarily driven by lower expenditures in the cilta-cel clinical program as the patient dosing phases of major trials concluded, partially offset by higher pipeline related research and development activities.

•Administrative Expenses: Administrative expenses were $40.0 million for the three months ended March 31, 2026, compared to $31.5 million for the three months ended March 31, 2025. The increase of $8.5 million was primarily driven by higher professional fees.

•Selling and Distribution Expenses: Selling and distribution expenses were $50.1 million for the three months ended March 31, 2026, compared to $41.0 million for the three months ended March 31, 2025. The increase of $9.1 million was primarily due to higher commercial costs, including sales force expansion and Janssen-related marketing and market access activities, which rose with collaboration revenue.

•Operating loss: Operating loss for the three months ended March 31, 2026 was $49.8 million compared to $51.7 million for the three months ended March 31, 2025. The year-over-year improvement of $1.9 million was primarily due to higher gross profit from CARVYKTI®.

•Net Loss: Net loss was $54.3 million for the three months ended March 31, 2026, compared to a net loss of $101.0 million for the three months ended March 31, 2025. The year-over-year improvement of $46.7 million was primarily driven by lower unrealized foreign currency exchange losses compared to the prior period, as well as improved operating performance reflecting higher gross profit from CARVYKTI®.

•Adjusted Net Loss: Adjusted net loss was $10.5 million for the three months ended March 31, 2026, compared to an adjusted net loss of $27.0 million for the three months ended March 31, 2025. The year-over-year improvement of $16.5 million was primarily driven by improved operating performance, reflecting higher gross profit from CARVYKTI®.

Webcast/Conference Call Details:
Legend Biotech will host its quarterly earnings call and webcast today at 8:00 am ET. To access the webcast, please visit this weblink.

A replay of the webcast will be available on Legend Biotech’s website at https://investors.legendbiotech.com/events-and-presentations.

About Legend Biotech
With over 3,000 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. Legend Biotech is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the United States, Legend Biotech is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, Legend Biotech plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at https://legendbiotech.com and follow us on LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to the expected timing of initiation, completion, and results and data of Legend Biotech’s early-stage cell therapy portfolio; statements relating to the expected timing of initiation, completion, and results and data of Legend Biotech’s early-stage cell therapy portfolio; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI® and its therapeutic potential; statements related to Legend Biotech’s ability to fund its operations beyond 2026 and to achieve profitability in 2026; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (SEC) on March 10, 2026 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Kim Fox
Tel: (848) 388-8445
media@legendbiotech.com

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(UNAUDITED, DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

	Three Months Ended March 31,
	2026	2025
REVENUE
License and other revenue*	$6.7	$9.4
Collaboration revenue	298.4	185.6
Total revenue	305.1	195.0
Cost of collaboration revenue	(175.4)	(69.5)
Cost of license and other revenue	(0.5)	(1.8)
Research and development expenses	(85.7)	(101.9)
Administrative expenses	(40.0)	(31.5)
Selling and distribution expenses	(50.1)	(41.0)
Other operating expenses**	(3.2)	(1.0)
Operating loss	(49.8)	(51.7)
Finance costs	(5.5)	(5.1)
Finance income	7.3	12.1
Other expense, net	(5.1)	(54.5)
Loss before tax	(53.1)	(99.2)
Income tax expense	(1.2)	(1.8)
Net loss	$(54.3)	$(101.0)

LOSS PER SHARE
Basic	$(0.15)	$(0.27)
Diluted	$(0.15)	$(0.27)

Weighted average shares outstanding:
Basic	370.2	367.5
Diluted	370.2	367.5

*Certain prior year amounts included within other revenue have been combined into the license and other revenue line for comparative purposes.

** Certain prior year amounts have been reclassified to present loss on asset impairment into the other operating expenses line for comparative purposes.

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(DOLLARS IN MILLIONS)

	March 31, 2026	December 31, 2025
	(Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	$121.4	$116.3
Right-of-use assets	331.1	285.2
Collaboration prepaid leases	35.0	72.7
Other non-current assets	26.5	12.4
Total non-current assets	514.0	486.6
CURRENT ASSETS
Collaboration inventories, net	37.1	32.0
Trade receivables	1.7	13.1
Prepayments, other receivables and other assets	209.3	253.4
Time deposits	188.2	46.7
Cash and cash equivalents	646.4	901.9
Total current assets	1,082.7	1,247.1
TOTAL ASSETS	$1,596.7	$1,733.7

CURRENT LIABILITIES
Trade payables	$74.3	$83.0
Tax payable	20.3	19.2
Other payables and accruals	130.2	195.4
Lease liabilities	11.2	7.4
Contract liabilities	6.0	11.3
Collaboration interest-bearing advanced funding	266.0	319.1
Other current liabilities	1.1	1.0
Total current liabilities	509.1	636.4
NON-CURRENT LIABILITIES
Lease liabilities long term	112.1	87.2
Other non-current liabilities	7.8	8.0
Total non-current liabilities	119.9	95.2
TOTAL LIABILITIES	$629.0	$731.6
EQUITY
Share capital	0.1	0.1
Reserves	967.6	1,002.0
Total equity	$967.7	$1,002.1
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$1,596.7	$1,733.7

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED; DOLLARS IN MILLIONS)

	Three Months Ended March 31,
	2026	2025
Loss before tax	$(53.1)	$(99.2)
Cash flows used in operating activities	(85.1)	(103.6)
Cash flows (used in) provided by investing activities	(168.0)	256.6
Cash flows (used in) provided by financing activities	(1.2)	0.6
Effect of foreign exchange rate changes, net	(1.2)	1.4
Net (decrease) increase in cash and cash equivalents	(255.5)	155.0
Cash and cash equivalents at beginning of the period	901.9	286.7
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$646.4	$441.7

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	$834.6	$1,005.5
Less: Pledged deposits	—	0.1
Time deposits	188.2	563.7
Cash and cash equivalents as stated in the statement of financial position	$646.4	$441.7

RECONCILIATION OF IFRS TO NON-IFRS MEASURES

We use Adjusted Net Loss and Adjusted Net Loss per Share (which we sometimes refer to as “Adjusted EPS” “ANL per Share”) as performance metrics. Adjusted Net Loss and ANL per share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Loss has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Loss does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.
•Adjusted Net Loss excludes unrealized foreign exchange gain or loss.
•Adjusted Net Loss does not reflect changes in, or cash requirements for, our working capital needs.
•In addition, Adjusted Net Loss excludes such as share based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Loss and ANL per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Loss and ANL per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Loss as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Loss provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Loss as net loss adjusted for (1) non-cash items such as depreciation and amortization, share based compensation, impairment loss, and (2) unrealized foreign exchange gain or loss.

ANL per Share is computed by dividing Adjusted Net Loss by the weighted average shares outstanding.

A reconciliation between Adjusted Net Loss and Net Loss, the most directly comparable measure under IFRS, has been provided in the table below.

LEGEND BIOTECH CORPORATION
RECONCILIATION OF IFRS TO NON-IFRS
(UNAUDITED; DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

	Three Months ended March 31,
	2026	2025
Net loss	$(54.3)	$(101.0)
Depreciation and amortization	15.7	5.3
Share-based compensation	19.3	15.9
Impairment charges (1)	2.9	1.0
Unrealized foreign exchange loss/(gain) (2)	5.9	51.8
Adjusted net loss (ANL)	$(10.5)	$(27.0)

ANL per share:
ANL per share - basic	$(0.03)	$(0.07)
ANL per share - diluted	$(0.03)	$(0.07)

(1) Included in Other operating expenses
(2) Included in Other income/(expense), net